SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.

   In the matter of                           )
                                              ) Certificate of
EASTERN UTILITIES ASSOCIATES                  ) Notification
Boston, Massachusetts                         ) Pursuant to
                                              ) Rule 24
   (70-8769)                                  )
                                              )
Public Utility Holding Company                )
Act of 1935 (the Act)                         )


   Enclosed herewith for filing by Eastern Utilities Associates on behalf of its wholly-owned subsidiary, EUA Energy Services, Inc., in accordance with the Orders of the Securities and Exchange Commission entered in the above matter on October 2, 1996 (Release No. 35-26586), March 14, 1996 (Release No. 35-26493), and May 23, 1996 (Release No. 35-26519), and pursuant to Rule 24, are the balance sheet, the income statement, and statement of cash flows for the period ended September 30, 1996 of Duke/Louis Dreyfus Energy Services (New England) LLC and such other information required to be filed by said orders.


                                 EASTERN UTILITIES ASSOCIATES

                                 By: /s/ Clifford J. Hebert, Jr.
                                     Clifford J. Hebert, Jr.
                                     Treasurer



Dated: November 27, 1996